SCHEDULE II

SERIES

First Trust/Dow Jones Dividend & Income Allocation Portfolio (April 18, 2012)

First Trust Multi Income Allocation Portfolio (May 1, 2014)

First Trust Capital Strength Portfolio (April 15, 2020)

First Trust International Developed Capital Strength Portfolio (April 15, 2020)

First Trust Growth Strength Portfolio (May 12, 2023)

First Trust Capital Strength Hedged Equity Portfolio (August 10, 2023)

First Trust Dorsey Wright Tactical Core Portfolio (September 25, 2023)